Ultimus Managers Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

January 18, 2013

FILED VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ultimus Managers Trust (the “Trust”), on behalf of its series,
Lyrical U.S. Value Equity Fund (the “Fund”)
File Nos. 811-22680; 333-180308
Response to Staff’s Comments on Form N-1A

Ladies and Gentlemen:

Mr. Vincent J. DiStefano of the staff of the Securities and Exchange Commission (the “Commission”) provided comments, via telephone, on the Trust’s Post-Effective Amendment No. 4.  Set forth below are the comments provided by the Commission staff and the Trust’s response to each:

PROSPECTUS

Risk/Return Summary (p. 2)

Fees and Expenses of Investing in the Fund (p. 2)

COMMENT 1.A:
The Annual Fund Operating Expenses table states that the Fund does not charge a 12b-1 fee.  Part C to Post-Effective Amendment No. 4 references a Rule 12b-1 Plan.  Confirm that the Fund does not charge a 12b-1 fee.

RESPONSE:	The Rule 12b-1 Plan referenced in Post-Effective Amendment No. 4 applies to another series of the Trust. The Fund will not have a Rule 12b-1 Plan and will not charge a 12b-1 fee.

COMMENT 1.B:
The Fund’s investment strategy states that it may invest in money market funds.  The Annual Fund Operating Expenses Table does not include any expenses related to Acquired Fund Fees and Expenses (“AFFE”).  Explain why this is omitted.

RESPONSE:	Based upon the Fund’s first-year pro forma expense calculations, the Fund does not anticipate the AFFE to exceed 0.01 percent of average net assets of the Fund. Therefore, per Item 3 of the N-1A instructions, the AFFE are not listed separately.

COMMENT 1.C:
Note 2 to the Annual Fund Operating Expenses states that the Fund will be operating with an expense limitation agreement.  Disclose if the expense limitation agreement has any recoupment provisions and explain what they are.

RESPONSE:
As stated in Note 2, the management fee waivers and expense reimbursement are subject to repayment by the Fund for a period of 3 years after such fees and expenses are incurred, provided that the repayments do not cause the Total Annual Fund Operating Expenses to exceed the expense limitation amount.

Principal Investment Strategies (p. 3)

COMMENT 1.A:
In the first paragraph, the prospectus states the Fund seeks to achieve its investment objective by investing in mid-capitalization and large-capitalization companies with low valuations relative to their long-term normalized earnings.  Define “normalized earnings”.

RESPONSE:	The following disclosure has been revised to read:

“The Fund seeks to achieve its investment objectives by investing principally in a diversified portfolio of common stock of mid-capitalization and large-capitalization companies with low valuations relative to their long-term normalized earnings (i.e. projected earnings adjusted to smooth out cyclical effects in the economy).”

COMMENT 1.B:
In the second paragraph, the prospectus states the Fund, will, under normal circumstances, invest at least 80% of its net assets plus the amount of any borrowings for investment purposes in “domestic common stocks”.  Define “domestic”.

RESPONSE:	The following disclosure has been revised to read:

“Under normal circumstances, the Fund will invest at least 80% of its net assets plus the amount of any borrowings for investment purposes in common stocks traded on a United States securities exchange.”

COMMENT 1.C:
In the second sentence of the second paragraph, the prospectus states the Adviser defines mid-capitalization and large-capitalization companies as companies with a total market capitalization of $2 billion or more at the time of purchase.  Confirm that the Adviser defines mid-capitalization companies are those having a total market capitalization of $2 billion or more at the time of purchase.

RESPONSE:	The Adviser defines mid-capitalization companies are those having a total market capitalization of $2 billion or more at the time of purchase.

Principal Risk (p. 5)

COMMENT 1.A:
Remove the “Money Market Investments and Temporary Defensive Positions” risk disclosure from the disclosure under Item 4 of the N-1A instructions and include in the disclosure under Item 9 of the N-1A instructions.

RESPONSE:	The requested changes have been made.

COMMENT 1.B:	The “Value Stock Risk” disclosure appears redundant in light of the “Investment Style and Management Risk” immediately preceding it.

RESPONSE:	These risk disclosures have been revised to read as follows:

“Management Style Risk. The portfolio manager’s method of security selection may not be successful and the Fund may underperform relative to other mutual funds that employ similar investment strategies.  In addition, the Adviser may select investments that fail to perform as anticipated.  The ability of the Fund to meet its investment objective is directly related to the success of the Adviser’s investment process and there is no guarantee that the Adviser’s judgments about the attractiveness, value and potential appreciation of a particular investment for the Fund will be correct or produce the desired results.  Although the Adviser has investment management experience, the Adviser has no experience as an investment adviser to a mutual fund prior to the Fund’s inception.”

“Value Stock Risk.  Investments in value stocks present the risk that a stock may decline in value or never reach the value the Adviser believes is its full market value, either because the market fails to recognize what the Adviser considers to be the company’s true business value or because the Adviser’s assessment of the company’s prospects was not correct.  Issuers of value stocks may have experienced adverse business developments or may be subject to special risks that have caused the stock to be out of favor.  In addition, the Fund’s value investment style may go out of favor with investors, negatively affecting the Fund’s performance.”

Investment Objective, Investment Strategies and Related Risks (p. 7)

Investment Strategies (p. 7)

COMMENT:	Will the Fund use any non-principal strategies?

RESPONSE:
In addition to the principal strategies discussed, the Fund may hold cash and cash equivalents as discussed under the section entitled “Investment Objective, Investment Strategies and Related Risks - Money Market Instruments and Temporary Defensive Positions” and invest in other types of securities as discussed in the Fund’s SAI.

Historical Performance of the Adviser’s U.S. Value Equity Style Private Accounts (p. 10)

COMMENT:
On page 11, the sixth sentence in the second paragraph states: “The total operating expenses for the Accounts was less than the Fund’s total annual operating expenses.”  Note that as a result, the Accounts’ performance was higher than if the Fund’s total annual operating expenses was used in calculating performance.

RESPONSE:	The following sentence has been added immediately following the sentence quoted above:

“Therefore, the Accounts’ performance would have been lower if the performance had been calculated using the Fund’s total operating expenses.”

How the Fund Values Its Shares (p. 11)

COMMENT:	Provide additional disclosure regarding the affect investments in other registered investment companies could have on valuation and the Fund’s Acquired Fund Fees and Expenses.

RESPONSE:	The following disclosure is at the end of the first paragraph under the section entitled “How the Fund Values Its Shares”:

“To the extent the assets of the Fund are invested in other open-end investment companies that are registered under the 1940 Act and unlisted, the Fund’s NAV is calculated based upon the NAVs reported by such registered open-end investment companies, and the prospectuses for these companies explain the circumstances under which they will use fair value pricing and the effects of using fair value pricing.”

The following sentence has been added to the section entitled “Money Market Instruments and Temporary Defensive Positions”:

“To the extent the Fund holds other registered investment companies, including money market mutual funds, the Fund will incur acquired fund fees and expenses (as defined by the Securities and Exchange Commission).”

SAI

Fundamental Restrictions (p. 8)

COMMENT:	Insert additional disclosure in the Fundamental Restrictions section regarding “Borrowing Money” to explain the actions that will be taken to comply with asset coverage of 300% for all borrowings.

RESPONSE:	The last paragraph in the section entitled “Investment Restrictions” has been revised and now reads as follows:

“The 1940 Act permits the Fund to borrow money from banks in an amount up to one-third of its total assets (including the amount borrowed) less its liabilities (not including any borrowings but including the fair market value at the time of computation of any other senior securities then outstanding).  In general, the Fund may not issue any class of senior security, except that the Fund may (i) borrow from banks, provided that immediately following any such borrowing there is an asset coverage of at least 300% for all Fund borrowings and in the event such asset coverage falls below 300% the Fund will within three days (excluding holidays and Sundays) or such longer period as the SEC may prescribe by rules and regulation, reduce the amount of its borrowings to an extent that the asset coverage of such borrowings shall be at least 300%, and (ii) engage in trading practices which could be deemed to involve the issuance of a senior security, including options, futures, forward contracts and reverse repurchase agreements, provided that the Fund earmarks or segregates liquid assets in accordance with applicable SEC regulations and interpretations.”

*  *  *  *  *  *  *  *  *

We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact me at 513.587.3451 if you have any questions.

Very truly yours,

/s/ Frank L. Newbauer

Frank L. Newbauer
Secretary